SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces EXPANSION AT THREE BASES
NEW Aircraft, NEW routes AND PASSENGERS FOR Alicante, BRISTOL AND EDINBURGH

1MILLION €1 SEATS

Ryanair, Europe’s largest low fares airline, announced today (Wednesday, 14th January 2009) that it will add new Boeing 737-800 aircraft at Alicante (up one to four) from June, Bristol (up two to four) from July and Edinburgh (up two to four) from March in an expansion which will bring four new routes to Alicante, 12 to Bristol and seven to Edinburgh with an investment of $350million.

Ryanair’s new Alicante routes will begin on 4th June to Derry and Knock while its flights to Wroclaw will begin on 5th June with Bristol commencing 3rd July. Ryanair’s traffic at Alicante will increase to 2 million p.a. which will sustain 2,000 local jobs and deliver more than €200million in tourism revenues.

Ryanair’s new routes to/from Alicante, Barcelona, Cagliari, Eindhoven, Limoges, Malta, Montpellier, Perpignan, Rimini, Seville, Toulon and Trieste will increase Ryanair’s traffic at Bristol to almost 1.6 million per annum which will sustain 1,600 local jobs and deliver over €180million in tourism revenues.

Ryanair will commence seven new routes at Edinburgh to/from Carcassonn e, Limoges, Leipzig (Altenburg), Malta, Poitiers, Rome and Zadar and increased frequencies to Alicante and Dusseldorf - Weeze from the end of March which will increase Ryanair’s traffic at Edinburgh to almost 2 million p.a. which will sustain 2,000 local jobs and deliver more than €200million in tourism revenues for Edinburgh.

Ryanair celebrated the announcement of these new aircraft, routes and increased traffic by releasing 1million €1 seats for travel across its European network in February and March which are available for booking on www.ryanair.com before midnight Monday 19th January.

Ryanair’s Stephen McNamara said:

“Alicante, Bristol and Edinburgh today celebrate new aircraft and new routes. These go on sale from today and are sure to be popular this summer. Ryanair passengers can continue to beat the recession by flying at Ryanair’s guaranteed lowest fares and no fuel surcharges to exciting destinations all over Europe. Ryanair’s passengers will sustain thousands of local jobs and provide millions in tourism revenues at Alicante, Bristol and Edinburgh, while also snapping up Europe’s guaranteed lowest fares and no fuel surcharges.

“To celebrate these new aircraft and routes Ryanair is offering 1 Million €1 seats for travel across Europe in February and March. These seats will be snapped up fast and are available for booking on www.ryanair.com before midnight Monday”.

Alicante to	Begin	Frequency
Bristol	3rd July	Daily
Derry	4th June	2 pw
Knock	4th June	2 pw
Wroclaw	5th June	2 pw

Bristol to	Begin	Frequency
Alicante	3rd July	Daily
Barcelona Reus	2nd July	3 pw
Cagliari	1st July	2 pw
Eindhoven	31st March	3 pw
Limoges	2nd July	3 pw
Malta	5th July	2 pw
Montpellier	2nd July	3 pw
Perpignan	3rd July	2 pw
Rimini	3rd July	2 pw
Seville	3rd July	2 pw
Toulon	2nd July	3 pw
Trieste	5th July	2 pw

Edinburgh to	Begin	Frequency
Carcassonne	31st March	3 pw
Leipzig	31st March	3 pw
Limoges	30th March	2 pw
Malta	31st March	2 pw
Poitiers	1st April	2 pw
Rome	30th March	4 pw
Zadar	1st April	2 pw

Increased Frequencies

Edinburgh to	Begin	Frequency
Alicante	2nd April	? 1 to 5pw
Dusseldorf - Weeze	31st March	? 3 to 7pw

Ends.                               Wednesday, 14th January 2009

For further information
Please contact:

Stephen McNamara                            Pauline McAlester

Ryanair                                                Murray Consultants

Tel: 00 353 1 812 1271                      Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  14 January 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director